Exhibit 22.1

Subsidiary Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities
Collateralize a Registrant’s Securities

    Valmont Industries, Inc. has two tranches of senior unsecured notes that are guaranteed, jointly, severally, fully and unconditionally (subject to certain customary release provisions, including sale of the subsidiary guarantor, or sale of all or substantially all of its assets) by the following subsidiaries of the Company:

Entity	5.00% Senior Notes due 2044	5.25% Senior Notes due 2054
Valmont Industries, Inc.	Issuer	Issuer
Valmont Coatings, Inc., a Delaware corporation	Guarantor	Guarantor
Valmont Telecommunications, Inc. (f/k/a PiRod, Inc.), a Delaware corporation	Guarantor	Guarantor
Valmont Newmark, Inc., a Delaware corporation	Guarantor	Guarantor
Valmont Queensland Pty Ltd., a limited liability company incorporated in Australia	Guarantor	Guarantor